Exhibit 3.1

AMENDMENT OF BYLAWS

Pursuant to Section 7.07 of the Bylaws of The Ryland Group, Inc., the Directors amend Section 2.03 of the Bylaws to change the retirement age for a director to age 72.

RESOLVED, that Section 2.03 of the Bylaws of The Ryland Group, Inc. is amended to read as follows:

SECTION 2.03.  Election and Tenure of Directors.  At each annual meeting, the stockholders shall elect directors to hold office until the next annual meeting and until their successors are elected and qualify.  No director shall stand for election upon reaching the age of 72.